Exhibit 107

CALCULATION OF FILING FEE TABLES

Form F-1
(Form Type)

Holdco Nuvo Group D.G Ltd.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate(1)	Amount of Registration Fee
Fees to Be Paid	Equity	Holdco Ordinary Shares	457(o)	N/A	N/A	$20,000,000	$147.60 per $1,000,000.00	$2,952

	Total Offering Amounts				-	-	-	$2,952
	Total Fees Previously Paid				-	-	-	-
	Total Fee Offsets				-	-	-	-
	Net Fee Due				-	-	-	$2,952

(1)	Pursuant to Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”), a rate equal to US$147.60 per US$1,000,000 of the proposed maximum aggregate offering price.